WIDESCOPE RESOURCES INC.
#208 — 828 Harbourside Drive
North Vancouver, British Columbia, V7P 3R9

MANAGEMENT INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Widescope Resources Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held at #208 — 828 Harbourside Drive, North Vancouver, British Columbia on June 28, 2007 at 2:00 p.m., Vancouver time, and at any adjournment thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or regular employees of the Corporation. Pursuant to National Instrument 54-101, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares (“Common Shares”) of the Corporation. The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the date of this Management Information Circular, the Corporation is not aware of any amendments to, or variations of, or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

APPOINTMENT OF PROXY

A shareholder has the right to designate a person (who need not be a shareholder of the Corporation) other than Martin Schultz, Secretary and Director of the Corporation, or failing him, Douglas E. Ford, Director of the Corporation, the management designees, to attend and act for the shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper instrument of proxy and, in either case, depositing the instrument of proxy with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation:

(a)	at the offices of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(b)	at the registered office of the Corporation, #208 — 828 Harbourside Drive, North Vancouver, BC V7P 3R9, at any time up to and including the last business day preceding the day of the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(c)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the shareholder personally attending the Meeting and voting his or her shares.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities Limited, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communications Corporation) (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only outstanding securities of the Corporation carrying voting rights are the Common Shares. The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at the date hereof 10,883,452 Common Shares are issued and outstanding and entitled to vote at the Meeting on the basis of one (1) vote for each Common Share held.

The holders of Common Shares of record at the close of business on the record date, set by the Board of Directors of the Corporation (the “Board”) to be May 29, 2007 (the “Record Date”), are entitled to vote such Common Shares at the Meeting, except to the extent that:

(a)	such person transfers his or her Common Shares after the Record Date; and

(b)	the transferee of those shares produces properly endorsed share certificates or otherwise establishes his or her ownership to the shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the shareholders list for the Meeting.

The by-laws of the Corporation provide that two (2) persons present and representing, in person or by proxy, not less than ten percent (10%) of the issued shares entitled to vote constitute a quorum for meetings of shareholders of the Corporation.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, the only persons who beneficially own, directly or indirectly, Common Shares carrying more than 10% of the voting rights of the outstanding Common Shares are as follows:

			Percentage of Class
Name and		Number of Common	Currently
Municipality of Residence	Type of Ownership	Shares Currently Owned	Outstanding
Edward D. Ford Vancouver, B. C.	Direct	1,914,000	17.5%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be placed before the Meeting are those matters set forth in the Corporation’s accompanying Notice of Meeting relating to: (i) receipt of the audited financial statements of the Corporation for the periods ended December 31, 2006 and the Auditor’s Report thereon; (ii) the fixing of the number of directors to be elected at the Meeting at five (5) and the election of directors until the next annual meeting of shareholders; and (iii) the appointment of auditors.

I. FINANCIAL STATEMENTS

At the Meeting, shareholders will receive and consider the audited financial statements of the Corporation for the most recently completed financial year ended December 31, 2006, together with the auditors’ report thereon.

II. ELECTION OF DIRECTORS

There are presently five (5) directors of the Corporation, each of whose term of office shall expire at the termination of the Meeting unless such director is re-elected as a director at the Meeting.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF SAID PERSONS TO THE BOARD OF DIRECTORS. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS; HOWEVER, IF, FOR ANY REASON ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS. Each director elected will hold office until the Corporation’s next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

The following information relating to the nominees as directors is based on information received by the Corporation from said nominees.

			Number of
	Principal		Common Shares
Name of Proposed	Occupation		Beneficially Owned	Options Granted
Nominees and Municipality	During the	Director	or	Exercisable/
of Residence (2)	Last Five Years	Since	Controlled	Unexercisable
Edward Dolejsi Delta, B.C., Director, President & Chief Executive Officer	President of the Corporation. Independent businessman and President of C3D Solutions Inc. a software reseller.	March, 1990	6,200	Nil

Martin Schultz Vancouver, B.C. Director & Secretary	Secretary of the Corporation. Independent finance and marketing consultant. Principal of Dockside Capital Group Inc., a private merchant banking and venture capital firm.	March, 1990	483,167	Nil

Edward D. Ford (1) Vancouver, B.C. Director and Vice-President, Finance	Vice-President, Finance of the Corporation. President of Dockside Capital Group Inc., a private merchant banking and venture capital firm.	March, 1990	1,914,000	Nil

Douglas E. Ford (1) West Vancouver, B.C. Director	General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm from 1987 to present.	September, 1992	914,000	Nil

John Stanton (1) Sarasota, Florida, U.S.A. Director	Independent pharmacy consultant.	November, 1990	55,000	Nil

Notes:

(1) Audit Committee member.

(2) The Corporation does not have an Executive Committee.

As at the date hereof, the directors and officers of the Corporation, as a group, own a control, directly or indirectly, 3,372,367 Common Shares or approximately 31% of the issued and outstanding Common Shares.

III. APPOINTMENT OF AUDITORS

The management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy for the reappointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”), as auditors of the corporation at a remuneration to be fixed by the board of directors. DMCL were initially appointed auditors of the Corporation at the Annual and Special Meeting of Shareholders held on June 28, 2005.

COMPENSATION OF EXECUTIVE OFFICERS

For the purpose of this section, a “CEO” or “CFO” means each individual who served as Chief Executive Officer or Chief Financial Officer, respectively, of the Corporation or acted in a similar capacity during the most recently completed financial year. A “Named Executive Officer” means each CEO; each CFO; each of the Corporation’s three (3) most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year of the Corporation and whose total salary and bonus exceeds $150,000; and any additional individuals (other than the CEO and CFO) for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end.

Summary Compensation Table

The following table sets forth detailed compensation information for the Named Executive Officers for the three (3) most recently completed financial years of the Corporation.

			Annual Compensation		Long Term Compensation
					Awards			Payouts
					Common Shares Under
				Other Annual	Options or SARs
				Compensation(1)	Granted(2)		LTIP
Name and	Year Ended	Salary	Bonus		>	Shares or Units Subject to	Payouts(3)		All Other Compensation
Principal Position	December 31	($)	($)	($)	(#)	Resale Restriction ($)	($)		($)
Edward Dolejsi	2006	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
President and Chief	2007	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Executive Officer	2008	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Edward Ford	2006	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Chief Financial	2005	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Officer	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
	2006	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Martin Schultz	2005	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Secretary	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil

Notes:

(1)	The aggregate amount of all perquisites and other personal benefits, securities or property was less than the lesser of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for each financial year.

(2)	SARs means stock appreciation rights, being a right granted by the Corporation or any of its securities as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation’s publicly traded securities, being the Common Shares.

(3)	LTIP means long-term incentive plan, being a plan providing compensation intended to motivate performance over a period greater than one (1) financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

EQUITY COMPENSATION PLANS

Other than the Corporation’s existing Stock Option Plan which was ratified at the June 28, 2005 Annual and Special Meeting of Shareholders, the Corporation does not have any compensation plans under which equity securities of the Corporation (being Common Shares) are authorized for issuance. Currently, no options to purchase Common Shares of the Corporation have been granted pursuant to the Stock Option Plan. Under the Stock Option Plan, 1,088,345 Common Shares are available for issuance under the Stock Option Plan.

Number of
securities
remaining available
for future issuance
	Number of Common		under equity
	Shares to be issued	Weighted-average	compensation plans
	upon exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in column
	and rights	and rights	(a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders, being the Plan	Nil	$Nil	1,088,345
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total

Long-Term Incentive Plans

Other then the Stock Option Plan, the Corporation does not have any plans which provide compensation intended to motivate performance.

Options and Stock Appreciation Rights

No Stock Options or SARs have been granted by the Corporation.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no employment contracts.

COMPENSATION OF DIRECTORS

Directors’ Fees

During the financial year ended December 31, 2006 no compensation was paid by the Corporation to directors for acting as directors. However, directors are entitled to be reimbursed for expenses incurred by them in their capacity as director.

Other Compensation

Other than as described herein, the Corporation did not pay any other compensation to its directors during the financial year ended December 31, 2006.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and executive officers of the Corporation and are not to any substantial degree performed by any other person.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

No current or former director, executive officer or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries or to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries at any time during the twelve-month period ended December 31, 2006.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the Corporation’s last financial year or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. All of the directors and officers may receive options pursuant to the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation or any proposed nominee as a director of the Corporation, or any associate or affiliate of any such person in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below.

Composition of the Board of Directors

The Board is currently composed of the following five directors: Edward Dolejsi, Edward Ford, Martin Schultz, John Stanton and Douglas Ford, all of whom will be presented for election at the Meeting.

Should all five individuals presented for election at the Meeting be elected, two of the five members of the Board (being Messrs. Douglas Ford, and John Stanton) will be “independent” directors for the purposes of NI 58-101. An independent director is a director who has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment with respect to the Corporation. Mr. Dolejsi, President and Chief Executive Officer of the Corporation; Mr. Edward Ford, Vice President, Finance of the Corporation and Mr. Martin Schultz Secretary of the Corporation do not qualify as independent directors.

There are no special structures or processes in place to facilitate the functioning of the Board independently of the Corporation’s management. However, the independent directors are given full access to management so that they may express their own views and communicate their expectations of the management.

The Board does not make formal assessments of the Board, its committees and individual directors, however, the Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

The Board believes that given Mr. Schultz’s detailed knowledge of the Corporation’s operations and his many years of experience in the finance industry, he is the most appropriate individual to set the agenda for meetings of the Board, to ensure that adequate information is provided to the Board and to chair the meetings. Individual directors are also able to submit particular matters for inclusion on the agenda at the Board meetings.

Mandate of the Board of Directors

The Board of Directors is responsible for the stewardship of the Corporation through consultation with the management of the Corporation. Any responsibility which is not delegated to management or to a committee of the Board remains with the Board. Frequency of Board meetings as well as the nature of agenda items change depending on the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces. Board members are in frequent contact with one another and Board meetings were held as deemed necessary during 2006.

The Board of Directors met two times during 2006. Each director attended all meetings.

Directorships

Certain directors or nominee director of the Corporation are also members of the boards of directors of other reporting issuers (or the equivalent) as set out below:

Director	Reporting Issuer(s)
Douglas E. Ford	Valcent Products Inc. and Rockgate Capital Corp.

Martin Schultz	N/A

Edward Dolejsi	N/A

John Stanton	N/A

Edward Ford	N/A

Orientation and Continuing Education

The Corporation has not adopted a formal orientation and education program for new directors. The Board believes that adoption of a formal program is not presently warranted given the size of the Corporation and the low turnover in Board membership. However, all new directors are provided with background information on the Corporation, including an overview of its operations and are provided with the opportunity to meet with management of the Corporation and with other members of the Board to discuss the Corporation’s affairs.

Ethical Business Conduct

The Corporation has not adopted a formal Code of Conduct for its directors, officers and employees, however, the Corporation strives to promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate and timely public disclosure and compliance with applicable laws. In the case of non-arm’s length transactions or other circumstances where a member or members of the Board may have or appear to have a conflict of interest with the Corporation, prudent corporate practice dictates that the interested member(s) refrain from voting on the issue and if necessary, a committee of independent directors may be struck to review and make recommendations with respect to the proposed transaction.

Nomination of Directors

The Board has not appointed a committee of directors to be responsible for proposing to the Board new nominees for directors of the Corporation. The Board does not consider that a nominating committee is currently necessary given the stage of development of the Corporation, the low turnover of the Board membership and that two out of five directors of the Corporation are independent. When new directors are being considered for addition to the Board, the entire Board acts as an ad hoc nominating committee. All members of the Board are canvassed for suggestions on possible candidates and the appropriate skill sets required. Nominees are reviewed and must be approved by the Board as a whole.

Compensation

The Board has not appointed a committee of directors to be responsible for determining the compensation for the Corporation’s directors and officers. The Board does not consider that a compensation committee is currently necessary given the stage of development of the Corporation, the low turnover of the Board membership and that two out of five directors of the Corporation are independent. Compensation of the directors and officers is based upon industry standards and the Corporation’s present stage of development.

When new directors or officers are being considered for addition to the Board or management, the entire Board acts as an ad hoc nominating committee. All members of the Board are canvassed for suggestions on possible candidates and the appropriate skill sets required. Nominees are reviewed and must be approved by the Board as a whole.

Committees of the Board of Directors

Currently, the only committee of the Board of Directors is the Audit Committee.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Audit Committee

Charter

The Board of Directors adopted an audit committee charter on May 2, 2006.

Composition of the Audit Committee

Douglas Ford (Chairman), John Stanton and Edward Ford are members of the Audit Committee, each of whom is financially literate and other than Edward Ford, are independent for the purposes of NI 58-101.

Mr. Douglas Ford has been a member of audit committees of both Canadian and American corporations since 1987. He has been actively involved in the venture capital and merchant banking business for nearly twenty years. He obtained a BA (Political Science) degree from the University of British Columbia in 1986.

Mr. John Stanton graduated as a Pharmacist from Albany College of Pharmacy in New York state in 1969. Since that time he has worked as a Pharmacist as an owner and an independent pharmacy consultant.

Mr. Edward Ford has been a member of audit committees of both Canadian and American corporations since 1987. Mr. Ford has been president of Dockside Capital Group and has been actively involved in the venture capital and merchant banking business since 1986. He obtained a Chartered Accountant designation in 1961 and was a partner in a CA firm for 30 years. He obtained a Commerce Degree from the University of Manitoba in 1960.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The following table provides information about the fees billed to the Corporation for professional services rendered by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants during fiscal 2005 and 2006.

	2006	2005
Audit Fees(1)	$13,000	$9,000
Audit-Related Fees	$0	$0
Tax Fees(2)	$0	$0
All other Fees(3)	$0	$0

Total:	$13,000	$9,000

Notes:

(1)	Audit fees for professional services rendered by Dale Matheson Carr-Hilton La Bonte, Chartered Accountants for the audit of the Corporation’s annual consolidated financial statements as well as services provided in connection with statutory and regulatory filings.

(2)	Tax fee for tax compliance, tax advice and tax planning.

(3)	All other fees related to limited procedures performed by the Corporation’s auditors related to interim reports.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Securityholders of the Corporation may contact the Corporation at #208 - 828 Harbourside Drive, North Vancouver, British Columbia, V7P 3R9, Phone: (604) 904-8481 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

GENERAL

All matters referred to herein for approval by the shareholders require a majority of the shareholders voting, in person or by proxy, at the Meeting.

The contents and sending of this Information Circular have been approved by the Board.

Unless otherwise stated, the information contained herein is given as of the 29th day of May, 2007.